immersed

Powering the future of work

Investor Presentation



How we work has changed <u>forever</u>.

Advancements in technology and society as a whole are **redefining how we work**.



Industrial
Revolution

Information
Revolution

Digital
Revolution

Today

1800s

1970s

Factories

Cubicles

Work Remotely

#theriseofremotework



Remote working is the future...

10x

increase in remote working

2018

2019

2020 (COVID-19)



...and it's already creating happier workers.

"Remote working opportunities **play a major role** in an employee's decision to take or leave a job now."
- Gallup Study

96%

Happier Workers

96% of remote workers would recommend it to their friends.

25%

Less Turnover

25% less employee turnover when companies allow remote work.

82%

Less Stress

Remote workers have lower stress levels, creating a happier workforce.



But remote teams have two bad options for collaboration.

OPTION 1 - REMOTE WORKAROUNDS



  

OPTION 2 - MEET IN PERSON



OR

Zoom + Email + Slack

Fragmented Productivity Tools
Miscommunication via chat and connectivity issues via video conferencing, reducing effectiveness.

Fly + Drive + Co-Work

Time and Money Wasted
Days spent in airports and hours spent in traffic, only to be distracted and risk contamination in publicly-shared spaces.



Imagine if remote teams could work together in a <u>virtual workplace</u>, easily and effectively from anywhere.



Immersed is THE productivity platform to power the future of work.

Bringing distributed teams together and solo workers into a distraction-free virtual workplace.

Distraction Free

Tele-presence

SOLO > immersed < **TEAM**

Multiple Screens

Multi-screen Sharing

Portable

White-boarding Virtually



Work solo in VR to dramatically increase productivity.



Deep Work for Longer Periods



Notifies Team Once Available Again



48%

Increase in productivity when using an additional display.

16^{hrs}

Work hours recovered weekly by eliminating distractions.

Virtual working environment
Change your virtual workspace to distraction-free surroundings in seconds.

Portable Virtual Screens
No need to be locked into your docking station at the office for multiple screens.

Or collaborate with your team in VR, no matter where you are.

A **portable, virtual workplace** that runs off just your laptop and headset.

immersed

Teleport into the office

Whiteboard or share all of your virtual screens with your remote team in real-time.

Immersed invented the technology to make remote work productive.

Groundbreaking hand pose-estimation technology runs off your webcam, and overcomes the friction of working in VR.



5 screens, no extra hardware

Spawns up to 5 high-quality **virtual screens** with only 0.005 sec latency wirelessly.

Seamless White-boarding

Draw on virtual whiteboards using your bare hands with your remote team in real-time.

Hand-recognition technology

Proprietary hand-pose algorithms, capturing through your webcam.

Created by some of the world's top engineers.

Our team has developed tech for autonomous drones, virtual world simulations, and architected/scaled platforms to 20M daily users.



Forbes 30 Under 30











Renji
CEO & CTO

Techstars graduate, lead architect of several Fortune 500 and startup software development companies, and has a Master's in Computer Vision from Georgia Tech.

Joe
VR & Web Development

Techstars graduate, top coding bootcamp engineer, and graduated from one of the world's most prestigious VR development programs.

Tatsuya
Mac & Linux Development

Lead developer for kernel-level architecture and optimization at a **Y Combinator** startup, and created the world's fastest multi-monitor streaming tech for mobile platforms.

Pablo
Computer Vision/ML

Built cutting-edge hand pose-estimation tech, and graduated from one of the world's most competitive online Computer Vision programs.

Anthony
VR Development

Creative Technologist at **Google**, Rapid Prototyping & Optimization at world-renown Ad Agencies, and Founding Member of the Board for a gaming non-profit.

Scott
PC Development

Windows developer since 1988, one of the top experts in C/C++/C# in the world, has led innovative technical teams at Hewlett-Packard, and has started his own startup.















It's a massive opportunity that's growing daily.

"We want to get **a billion people** in virtual reality."
- Mark Zuckerberg

$34B ↗   **›** $59B ↗

TODAY

Enterprise businesses spend $34 billion on collaboration solutions today.

2023

Enterprise collaboration spending is projected to grow 11.6% CAGR to reach **$59 billion** by 2023.



Why Now?

The opportunity exists today to build and become *the platform* for the future of work.







Demand Rising

Especially after the COVID-19 pandemic, remote work is taking off, but there is no go-to solution to make it more productive for distributed teams.

VR is Ready

Falling hardware prices, like the $299 Oculus Quest 2, make high-quality VR headsets affordable for the first time in history.

No Tech Barriers

Our computer vision tech enables hand-tracking with just a webcam, removing barriers to adoption for every day people.



Our users love and use Immersed regularly.

38hrs

Weekly Avg. Power User Usage

"Immersed has changed my computing workflow forever. As a full-time remote worker, it's been the most significant upgrade to my process. **The increase in productivity cannot be overstated.**"

- Vermeer Grange (Immersed user)



20,000+

Monthly Active Users

Including decision makers from:

     

     



Revenue Model

Free

Desktop

Free for basic features to onboard users.

$14.99
per month

Elite

Desktop + advanced productivity tools for individuals & small teams.

$29.99
per user per month

Teams

Enterprise-grade collaboration tools and virtual offices for large teams.

Prices will increase as more features roll out.
More info at immersedVR.com/pricing.

Raising $7.5M to build out the platform to power the future of work.

Funding round to incorporate hand-tracking tech, polish enterprise features, and scale user acquisition.

TODAY

2021
$7.5M Round

Multi-XR-Platform
(launching this Summer)

2022
Series A

Enterprise Revenue

Scale

Cashflow Positivity

Finish Requested Teams Features

Scale Teams Customer Acquisition

Release HYPERFocus Mode

Incorporate proprietary hand-tracking

Further Expand Into Fortune 500 Companies

Investors

techstars®

Sovereign's
CAPITAL



Immersed will be _the platform_ that brings distributed teams together in the remote working economy.



immersed

Powering the future of work

For more information about this investment opportunity please contact:

Renji Bijoy
CEO & CTO
renji@immersedvr.com

